Mail Stop 3561

September 16, 2005


J. Jay Lobell, Chief Executive Officer
Paramount Acquisition Corp.
787 Seventh Avenue, 48th Floor
New York, New York 10019

		RE:	Paramount Acquisition Corp.
			Registration Statement on Form S-1
			File No. 333-127149
			Amendment Filed: September 8, 2005

Dear Mr. Lobell:

We have reviewed your amended filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. We note your response to our prior comment 2 where you indicate that the company and the underwriters agreed to value the offering at
$51,000,000 based on the "recent transaction experience of the principals of the company, recognition of historical sales prices of private companies in the healthcare industry, as well as the underwriters` evaluation of their ability to solicit investors for an offering of this size given current overall market conditions." Advise us about the recent transactional experience of the principals that contributed to the valuation determination and disclose the basis for the company`s assessments regarding the historical sales prices of private companies in the healthcare industry. We again advise you that we are not merely looking for a representation that the company " has not identified or been provided with the
identity
of, or had any direct or indirect contact with potential
acquisition
candidates," as your inform us in your supplemental response, but are
seeking information about the type, nature and results to date of any
and all diligence, research, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company`s corporate existence was established on June 1,
2005 and encompasses any and all evaluations, research,
compilation
of information, and/or discussions that may have taken place prior to
the involvement of the principals with the formal entity of
Paramount
Acquisition Corp. Given management`s extensive and high-level experience in the healthcare industry, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company`s net
assets may be material information for which appropriate
disclosure
is required.  We may have further comment.
2. We note your response to our prior comment 3 and we reissue the comment. Add disclosure addressing the fact that there appears to be a disincentive for public stockholders to exercise their
conversion
rights due to the fact that the amount available to such
stockholders
(approximately $5.30 per share) is virtually certain to be less than
the purchase price paid for the unit in the offering ($6.00).
3. Please address the applicability or inapplicability of
Regulation
M in the context of the warrant repurchase agreements contained within your registration statement. Your response will be forwarded to the Division of Market Regulation for its review.
Proposed Business, page 25
Sources of target business, page 29
4. We note the following disclosure: ". . . we believe based on our
management `s business knowledge and past experience that there are
numerous acquisition candidates in the healthcare industry that we intend to target." Please identify the acquisition candidates that you "intend" to target and expand the disclosure relating to "management`s business knowledge" and "past experience." Also, elaborate on the disclosure indicating that management possesses "regular access to substantial deal flow" as a result of "their
current business activities."   Such disclosure is too general and
does not sufficiently capture the impact that these individuals` experience has had or will have on the ability to carry out the business objective of this entity. With respect to your disclosure regarding management`s access to "substantial deal flow," there appears to be some basis for the belief that this access might provide management with information that could place them in a position to capitalize on knowledge obtained as a result of the various affiliations. We may have further comment after reviewing your revised disclosure or supplemental material.

Management

5. Indicate that Paramount BioCapital is a Securities & Exchange
Commission-registered broker-dealer.

Underwriting

6. Please discuss the applicability of Regulation M to the contingent nature of the underwriter `s compensation arrangements. Please also discuss the applicability of Regulation M to the underwriter`s agreement to act as a finder of business acquisitions for the issuer.
Also address in your discussion when any applicable restricted period would end.

Item 16.  Exhibits

The "form" of letter agreement with stockholders waiving conversion rights, filed as exhibit 10.14, was not executed. Please refile.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding the financial statements and related matters.
Questions on other disclosure issues may be directed to Jay Ingram at
(202) 551-3397.



Sincerely,


John Reynolds
Assistant Director
Office of Emerging Growth Companies


cc.	David Miller, Esq. (by facsimile)
      	212-818-8881